Exhibit 99.1

PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd., P.O Box 30 Kingsey Falls (Québec) Canada J0A 1B0 Telephone: (819) 363-5100 Fax: (819) 363-5155 www.cascades.com

FjordCell will remain closed for an indefinite period of time

Kingsey Falls, November 30, 2004 – Cascades Inc. (CAS-TSX) is announcing that Cascades FjordCell pulp mill will remain closed at least until the end of winter.

Given the continuing deterioration in labour relations that led to the closing of the mill, including the multiple violations of court orders and injunctions as well as the repeated mistreatment of mill management employees, senior management has no other choice but to close Cascades FjordCell. The situation will be reassessed at the end of the cold weather period, based on events at that time.

Mr. Éric Laflamme, President of the Boxboard Group stated: “Labour relations at this mill have reached an impasse rarely seen at Cascades. We had up until December 15 to make a decision but given the context we have decided to take action earlier.

Inaugurated in 1997, this mill has approximately 100 employees and manufactures northern bleached softwood kraft pulp (NBSK). This pulp is used mainly in the production of boxboard, fine-papers and tissue paper.  It is sold on North-American markets.

Cascades Inc. is a leader in the manufacturing of packaging products, tissue paper and specialized fine papers. Internationally, Cascades employs 15,000 people and operates close to 150 modern and versatile operating units located in Canada, the United States, France, England, Germany and Sweden. Cascades recycles more than two million tons of paper and board annually, supplying the majority of its fibre requirements. Leading edge de-inking technology, sustained research and development, and 40 years in recycling are all distinctive strengths that enable Cascades to manufacture innovative value-added products. Cascades’ common shares are traded on the Toronto Stock Exchange under the ticker symbol CAS.

Information :	Source :

Mr. Stephane Mailhot	Mr. Eric Laflamme
Director, Corporate Communications	President and Chief Operating Officer
Cascades Inc.	Cascades Boxboard Group
(819) 363-5161
stephane_mailhot@cascades.com

Mr. Marc Jasmin
Director, Investor Relations
Cascades Inc.
(514) 232-2681
marc_jasmin@cascades.com